SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549



                                                   SCHEDULE 13D
                                     Under the Securities Exchange Act of 1934


                                    International Microcomputer Software, Inc.
                                                 (Name of Issuer)

                                            Common Stock, no par value
                                          (Title of Class of Securities)

                                                     459862306
                                                  (CUSIP Number)

                                             Steven W. Schuster, Esq.
                                              McLaughlin & Stern, LLP
                                                 260 Madison Avenue
                                                  (212) 448-1100
                                (Name, Address and Telephone Number of Person
                              Authorized to Receive Notices and Communications)

                                                    May 3, 2002
                       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement  //.

























                                                 Page 1 of 4 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Digital Creative Development Corporation ("Digital")

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                      (b) / /


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS             / /
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6  CITIZENSHIP OR PLACE OF ORGANIZATION           Utah


   NUMBER      7  SOLE VOTING POWER                   9,000,000
     OF
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER                            -0-
   OWNED
     BY
    EACH       9  SOLE DISPOSITIVE POWER         9,000,000
 REPORTING
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER          -0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                  9,000,000 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   41.6%


14 TYPE OF REPORTING PERSON          CO











                                                 Page 2 of 4 Pages

Item 1.  Security and Issuer.

     This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, no par value per share (the ''Common Stock''), of International Microcomputer Software, Inc., a California corporation (the ''Issuer''), which has its principal executive offices located at 75 Rowland Way, Novato, CA 94945. The reporting date (the ''Reporting Date'') with respect to the transactions covered hereby is May 3, 2002.

Item 2.  Identity and Background.

         (a)  Name: Digital Creative Development Corporation
         (b)  Address: c/o Burnham Securities, Inc.
         (c)  Principal Business: Investments
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.
         (f)  Place of Organization: Utah

Item 3.  Source of Funds

     On August 31, 2001, the Issuer and Digital entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") pursuant to which Digital was to merge with and into DCDC Merger, Inc. ("Merger Sub"), a California corporation and wholly owned subsidiary of the Issuer, and Merger Sub was to continue as the surviving corporation. Simultaneously, and pursuant to the Merger Agreement, Digital agreed to purchase for $2,500,000 all rights as lender and holder under a promissory note between Union Bank of California and the Issuer in the original principal amount of $3,580,000. As reported in Digital's Current Report on Form 8-K filed on March 18, 2002, the Issuer entered into a "Mutual Termination Agreement and Release" with Digital whereby the Merger Agreement was terminated and each company was released from all duties, rights, claims, obligations and liabilities arising from, in connection with, or relating to, the Merger Agreement. Furthermore, the two companies agreed to enter into an agreement entitled "Promissory Note Conversion and General Release" pursuant to which Digital agreed to cancel the entire outstanding principal amount of $3,580,000 and all interest due on the promissory note that Digital had acquired in return for 9,000,000 shares of Common Stock of the Issuer (the "Shares"), and cash in the amount of $250,000 to be paid in monthly installments over 15 months as follows: $10,000 per month for the first five installments starting March 1, 2002; and $20,000 per month for ten months thereafter. The Shares were issued on May 3, 2002.

Item 4.  Purpose of Transaction

         The Reporting Person purchased the Common Stock for the purpose of investing in the Issuer. The Reporting Person is not interested in and has no plans or proposals which would result in the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.

      (a) and (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated by reference.

     (c) No trading for the purchase or sale of Common Stock have occurred in the last sixty (60) days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

         (e)      Not applicable.
                                                    Page 3 of 4

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be filed as Exhibits.


     10.1 Promissory Note Conversion and General Release between the Issuer and Digital dated February 28, 2002.


                                                    SIGNATURES


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: June 6, 2002


                                    DIGITAL CREATIVE DEVELOPMENT CORPORATION


                                            /s/Gary Herman

                                            BY: Gary Herman


                                            TITLE: Chief Executive Officer
















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